UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Oscilla Power, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> August 6, 2009

Physical address of issuer
4240 Gilman Place West, Unit C, Seattle, Washington 98199

Website of issuer
www.oscillapower.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Current number of employees
9

	Most recent fiscal year-end December 31, 2020	Prior fiscal year-end December 31, 2019
Total Assets	$552,679	$396,648
Cash & Cash Equivalents	$242,385	$145,279
Accounts Receivable	$152,252	$85,167
Short-term Debt	$546,893	$831,186
Long-term Debt	$1,192,039	$671,894
Revenues/Sales	$19,317	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0.00	$0.00
Net Income	-$88,077	-$86,485

April 30, 2021

FORM C-AR: Annual Report

Oscilla Power, Inc.



**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020**

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Oscilla Power, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Crowd Notes offered and sold by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at www.oscillapower.com.

During fiscal year 2020, the Company raised $395,495 (before offering expenses) from investors through the sale of its Crowd Notes on the MicroVentures portal in its Regulation CF offering described in the previously filed Form C, dated July 1, 2020, as amended, its Regulation CF offering described in the previously filed Form C, dated December 23, 2020, and this Form C-AR (this "Offering"). The Offering for the previously filed Form C, dated December 23, 2020 did not close any sales prior to the end of fiscal year 2020, and, as a result, none of those figures are included in the amount raised above.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.oscillapower.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation

CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Oscilla Power, Inc, referred to herein as "Oscilla Power" or the "Company," is a Delaware corporation, formed on August 6, 2009. The Company was originally incorporated as HSR, Inc. and changed its name to "Oscilla Power, Inc." on September 22, 2009**.**

The Company is located at 4240 Gilman Place West, Unit C, Seattle, Washington 98199.

The Company's website is www.oscillapower.com.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Description of the Business

Oscilla Power is a commercial-scale ocean wave energy device developer. The Company's mission is focused on developing a low cost wave energy converter to unlock the renewable energy potential of the world's oceans. The Company is currently completing product development activities for two commercial ocean wave energy devices, the utility-scale 1MW (1 megawatt) rated Triton system, and a community-scale 100kW (100 kilowatt) rated Triton-C system. After product development is completed and these systems are demonstrated in ocean testing, Oscilla Power aims to transition into an equipment manufacturer to supply wave energy converters to energy project developers, utilities or independent power projects.

Exhibit B to this Form C-AR contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference.

Business Plan

We aim to ultimately bring our commercial-scale ocean wave energy device to market by utilizing an existing supplier of utility-scale power generation equipment such as General Electric Company, Siemens AG, or one of their competitors. As is currently done for utility-scale wind and solar projects, we believe that our systems will be sold to project developers, independent power producers (IPP), and electric utilities. Projects ultimately involving equipment sale to an IPP or utility will often involve the early establishment of rights and obligations between the wave energy converter supplier and a project developer.

Our ultimate target customer is the electric utility. Given the high cost of electric transmission, we are particularly focused on coastal utilities. Key coastal utilities in California, Oregon, Washington and Hawaii are our target early-adopters. We believe these areas represent a promising combination of wave energy density and gross demand for electricity in the United States. Electric utilities on the east coast, near the Gulf of Mexico, and in Alaska are also potential customers for the Triton WEC.

Outside the U.S., key target geographies for Triton's commercialization include India, the U.K., Portugal, Canada, Japan, South Africa, Australia and New Zealand. The U.K. is generally seen as a world leader when it comes to wave energy; the UK Government's Marine Energy Programme has established a set of policies across government agencies to try and enable industry to move to commercial deployment within five years. Key U.K. utilities such as Scottish Power, the Irish Electricity Services Board, EON, and Scottish & Southern Energy, as well as non-regulated clean energy providers such as Ecotricity, have been very active in the wave energy industry, investing in and setting up test beds for wave energy technology developers.

History of the Business

The Company's Products and/or Services

We are in advanced product development for two products: our Triton utility-scale 1MW rated wave energy converter and the 100kW rated Triton-C. Both products focus on harnessing the power from ocean waves into useable energy for consumers and communities.

Competition

The Company's primary competitors are Carnegie Clean Energy, Wello, CorPower Ocean, OceanEnergy, and Calwave. While ocean wave energy is a nascent market, Oscilla Power is among a handful of leading developers whose products can potentially deliver electric power at prices competitive with other renewable sources, especially when coupled with energy storage, and make inroads into the high potential ocean wave energy market. The competitive landscape is rapidly evolving.

Customer Base

We are currently in a product development phase and receive funding from the U.S. Department of Energy and the State of Washington, based on a competitive grants process. Our eventual target customers after we transition to become an energy equipment supplier will be project developers, electric utilities, and independent power providers.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue (2019)
U.S. Department of Energy	R&D/Product Development	88.0%
State of Washington Dept of Commerce	R&D/Product Development	12.0%

INTELLECTUAL PROPERTY

Patents

A list of Oscilla Power's patents is provided below. Note that design evolution over time has led to some of the earlier patents, specifically related to magnetostriction, no longer being used in the current designs of the Triton systems.

Application or Registration #	Title	Description	File Date	Grant Date	County
US16/996,001 (US 2021/0033061 A1)	Survivability of Wave Energy Convertors	A wave energy conversion (WEC) system includes a float body, a heave plate, a tether, and a controller. The tether couples the heave plate to the float body. The controller controls the tether between survivability modes. Each survivability mode adjusts a tension and/or length of the tether.	8/18/2020	N/A	US
US16/896,170 (US20210010452A1)	Drivetrain for a Wave Energy Converter	An apparatus, system, and method are disclosed for WEC system for a wave energy converter. The system includes a buoyant object, a reaction body and a line coupling the reaction body and the buoyant object. The system further includes a drivetrain coupled to one of the buoyant object or reaction body. The drivetrain includes a sheave coupled to one of the buoyant object or reaction body and an actuator coupled to the sheave. The line is coupled to the sheave, wherein movement of the buoyant object relative to the reaction body applies a force to the sheave. The force on the sheave drives the actuator, wherein the actuator is configured to apply a spring force.	6/8/2020	N/A	US

PCT/US2020/36707 (WO 2020/247955 A1)	Drivetrain for a Wave Energy Converter	An apparatus, system, and method are disclosed for WEC system for a wave energy converter. The system includes a buoyant object, a reaction body and a line coupling the reaction body and the buoyant object. The system further includes a drivetrain coupled to one of the buoyant object or reaction body. The drivetrain includes a sheave coupled to one of the buoyant object or reaction body and an actuator coupled to the sheave. The line is coupled to the sheave, wherein movement of the buoyant object relative to the reaction body applies a force to the sheave. The force on the sheave drives the actuator, wherein the actuator is configured to apply a spring force.	6/8/2020	N/A	International
US 10,767,617 B2	Survivability of Wave Energy Convertors	A wave energy conversion (WEC) system includes a float body, a heave plate, a tether, and a controller. The tether couples the heave plate to the float body. The controller controls the tether between survivability modes. Each survivability mode adjusts a tension and/or length of the tether.	4/30/2019	9/8/2020	US

US15/965,795 (US 20200/080537 A1)	Wave Energy Conversion of Horizontal Surge Motion	A system converts mechanical wave energy into electrical energy. The system includes a wave energy converter (WEC), which includes a surface float, a reaction structure, a plurality of flexible tethers, and a plurality of drivetrains. Each flexible tether connects the surface float to the reaction structure. Each drivetrain is connected to a corresponding flexible tether. Each flexible tether has a length established to treat the system as an inverse pendulum to utilize a horizontal surge motion of the surface float to present tension at the corresponding drivetrain for production of electrical energy from the horizontal surge motion.	4/27/2018	N/A	US
US 10,145,354 B2	Fluid Power Gearbox and Drivetrain for a Wave Energy Converter	An apparatus, system, and method are disclosed for power transfer system for a wave energy converter. The system includes a plurality of hydraulic cylinders including a first cluster of input cylinders and a second cluster of output cylinders. The input cylinders are coupled to an underwater structure and are configured to receive an input force from a relative motion between a buoy housing and the underwater structure. The output cylinders are configured to transfer an output force to an electric generator. The power transfer system further includes a hydraulic connection between the input cylinders and the output cylinders. The hydraulic connection is configurable to switch a portion of the hydraulic cylinders into and out of the hydraulic connection between the input cylinders and the output cylinders.	8/11/2017	12/4/2018	US

US 10,352,291 B2	Power Take Off System for Wave Energy Converter	A device for generating electrical energy from mechanical motion includes a surface float and at least one force modifier disposed at least partially within the interior of the surface float, the force modifier to receive an input force at a pumping cylinder and apply a modified force to a generator through a driving cylinder. The pumping cylinder or the driving cylinder is a tandem cylinder.	9/16/2016	7/16/2019	US
US 9,941,820 B2	Force Modification System for Wave Energy Convertors	A device for generating electrical energy from mechanical motion includes a buoy housing and at least one force modifier disposed at least partially within the interior of the buoy housing. The force modifier receives an input force and applies a modified force to another component. The force modifier includes a hydraulic system and the hydraulic system includes a first hydraulic piston having a first area and a second hydraulic piston having a second area, where the first area and the second area are not equal.	8/5/2016	4/10/2018	US
US 10,393,089 B2	Wave Energy Converter	A wave energy converter includes a surface float including a non-axisymmetric profile, a reaction plate configured to be submerged below a water surface, and more than one flexible tether, each mechanically coupled to both the surface float and the reaction plate, the reaction plate having a moment of inertia in pitch and roll greater than a moment of inertia in pitch and roll of the surface float.	7/22/2016	8/27/2019	US
US 9,656,728 B2	Method for Deploying and Recovering a	A system for transporting a buoy and a heave plate. The system includes a buoy and a heave plate. An outer surface of	7/24/2015	5/23/2017	US

	Wave Energy Converter	the buoy has a first geometrical shape. A surface of the heave plate has a geometrical shape complementary to the first geometrical shape of the buoy. The complementary shapes of the buoy and the heave plate facilitate coupling of the heave plate to the outer surface of the buoy in a transport mode.			
US 9,431,928 B2	Power Production in a Completed Well Using Magnetostrictive Materials	A device for generating electrical energy from mechanical motion includes a magnetostrictive generator configured to be mechanically coupled to a power conveyance path in a well bore. The power conveyance path is configured to experience an axial force change, and the magnetostrictive generator includes at least one magnetostrictive element that experiences a corresponding force change that results in a change in magnetic permeability in the at least one magnetostrictive element resulting, and is configured to experience a change in magnetic flux in a least one component that is electromagnetically coupled to at least one conductive coil, and the conductive coil is configured to generate electricity due to these magnetic flux changes.	11/6/2014	8/3/2016	US
US 9,438,138 B2	Magnetostrictive Devices and Systems	The device generates electrical energy from mechanical motion. The device includes at least one magnetostrictive element and at least one force modifier. The force modifier is coupled to the magnetostrictive element. The force modifier receives an input force and applies a modified force to the magnetostrictive element.	2/14/2014	9/6/2016	US

US 9,634,234 B2	Downhole Energy Harvesting Method and Device	A device generates electrical energy from mechanical motion in a downhole environment. The device includes a magnetostrictive element and an electrically conductive coil. The magnetostrictive element has a first end and a second end. The first and second ends are coupled between a rotor and a bearing. The magnetostrictive element is configured to experience axial strain in response to radial movement of at least one of the rotor or the bearing with reference to the other. The electrically conductive coil is disposed in proximity to the magnetostrictive element. The coil is configured to generate an electrical current in response to a change in flux density of the magnetostrictive element.	12/18/2013	4/25/2017	US
US 9,634,233 B2	Axial Loading for Magnetostrictive Power Generation	A device generates electrical energy from mechanical motion in a downhole environment. The device includes a magnetostrictive element and an electrically conductive coil. The magnetostrictive element has a first end and a second end. The first and second ends are coupled between two connectors. The magnetostrictive element is configured to experience axial strain in response to radial movement of at least one of the connectors relative to the other connector. The electrically conductive coil is disposed in proximity to the magnetostrictive element. The coil is configured to generate an electrical current in response to a change in flux density of the magnetostrictive element.	7/5/2013	4/25/2017	US
US 9,065,045 B2	Apparatus for Harvesting Electrical Power from	An apparatus for harvesting electrical power from mechanical energy is described. The apparatus includes: a flux path.	7/3/2012	6/23/2015	US

	Mechanical Energy	The flux path includes: a magnetic material having a magnetic property that is a function of stress on the magnetic material; a first magnetically conductive material proximate the magnetic material; a magnet in the flux path, wherein a magnetomotive force of the magnet causes magnetic flux; and a component configured to transfer changes in load caused by an external source to the magnetic material.			
US 8,890,376 B2	Energy Harvesting Methods and Devices, and Applications Thereof	An apparatus harvests electrical power from mechanical energy. The apparatus includes first and second load-bearing structures, a plurality of magnetostrictive elements, and an electrical circuit or coil. The load-bearing structures experience a force from an external source. The magnetostrictive elements are arranged between the load-bearing structures. The load-bearing structures transfer at least a portion of the force to at least one of the magnetostrictive elements. In this way, at least one of the magnetostrictive elements experiences the force transferred from the load-bearing structures. The force on the magnetostrictive element causes a change in magnetic flux of the magnetostrictive element. The electrical circuit or coil is disposed within a vicinity of the magnetostrictive element which experiences the force. The electrical circuit or coil generates electric power in response to the change in the magnetic flux of the magnetostrictive element.	1/30/2012	11/18/2014	US
US 9,130,161 B2	Vibration Energy Harvesting Apparatus	An apparatus for harvesting energy is described. The apparatus includes a vibration component and a moving mass.	12/21/2011	9/8/2015	US

		The vibration component has a first and second end and further includes a magnetostrictive material. The vibration component further includes a conduction coil wrapped around the magnetostrictive material. The moving mass is coupled to the second end of the vibration assembly. The mass is configured to move in an oscillating path in response to forces acting on the vibration energy harvesting apparatus, inducing strain on the magnetostrictive material. The strain on the magnetostrictive material changes a magnetic property of the magnetostrictive material, inducing electrical energy in the conduction coil wrapped around the magnetostrictive material. Other embodiments of the apparatus are also described.			
US 8,212,436 B2	Apparatus for Harvesting Electrical Power from Mechanical Energy	An apparatus for harvesting electrical power from mechanical energy is described. The apparatus includes: a flux path. The flux path includes: a magnetic material having a magnetic property that is a function of stress on the magnetic material; a first magnetically conductive material proximate the magnetic material; a magnet in the flux path, wherein a magnetomotive force of the magnet causes magnetic flux; and a component configured to transfer changes in load caused by an external source to the magnetic material.	1/28/2011	7/3/2012	US

GOVERNMENTAL/REGULATORY APPROVAL AND COMPLIANCE

In our current stage, we are not subject to any specific regulations beyond the broader laws and regulations affecting any Delaware-based business or any small business with operations in the State of Washington. In the performance of particular grants and contracts, we are subject to the terms of the specific contracts that we have put in place with the US Department of Energy ("DOE") or the State of Washington Department of Commerce, including the Federal Acquisition Regulations ("FARs") that are provided as attachments to the DOE contracts.

LEGAL PROCEEDINGS

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

OTHER

The Company's principal address is 4240 Gilman Place West, Unit C, Seattle, Washington 98199.

The Company conducts business in Washington, Utah, Scotland, and India.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Oscilla Power Positions & Offices	Employment Responsibilities	Education & Qualifications
Rahul Shendure	Jan 2018 - Present Chairman of the Board Aug 2009 - June 2020 Treasurer & Secretary Aug 2009 - Dec 2017 CEO	Oscilla Power, Inc. Oversee company strategy Jan 2018 - Present Chairman of the Board Aug 2009 - May 2020 Treasurer & Secretary Aug 2009 - Dec 2017 CEO Bellwether Bio, Inc. Oversee company strategy Dec 2015 - Present President & CEO	MBA - Harvard Business School BS, Chemical Engineering - Massachusetts Institute of Technology (MIT)
Balakrishnan Nair	June 2020 - Present Treasurer & Secretary Aug 2009 – April 2021 President & CTO April 2021 – Present President & CEO	Oscilla Power, Inc. Oversee business strategy, general management of the company's operations.	MBA - University of Utah Ph.D. in Materials Science - the University of Wisconsin, Madison Bachelor of Technology, Metallurgical Engineering - Indian Institute of Technology
Tim Mundon	Jan 2020 – Present VP Engineering	Oscilla Power, Inc.	Bachelor of Engineering – Cardiff University

	Feb 2019 – Jan 2020 Chief Engineer May 2015 – Feb 2019 Senior Engineer	Oversee day to day technical and engineering operations of the company, and provide technical direction.	Ph.D. – University of Edinburgh
Rick Luebbe	Feb 2015 - Present Director	Oscilla Power, Inc. Oversee company strategy Group14 Technologies Oversee strategic and operation vision for company Dec 2015 - Present CEO & Founder	MBA - Stanford University BA, Biology - Cornell University
Kristin Martinez	Jan 2012 - Present Director	Oscilla Power, Inc. Oversee company strategy Jan 2012 - Present Director OneEnergy Renewables Oversees financial operations at the solar energy development company Oct 2013 - Present CFO	MBA - George Washington University BS, Financial Analysis - Boston University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

EMPLOYEES

As of the date of this Form C-AR, the Company currently has 9 employees in Washington and Utah.

RISK FACTORS

Risks Related to the Company's Business and Industry

We are an early stage company, with limited operating history.
We are an early stage company. We were formed as a corporation in Delaware on August 6, 2009. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for food services and food service solutions. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We plan to transition to an equipment manufacturing entity after our initial product development phase is completed.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Once we transition to an equipment manufacturing entity, we intend to operate in many countries, including but not limited to the United States, India, the United Kingdom, Canada, Australia, New Zealand, South Africa, Chile, Western European Countries, Indonesia, and the Pacific Islands.

Our operations are expected to be subject to the effects of global competition and geopolitical risks. They are also affected by local demand for energy in general and renewable energy in particular, economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

In order for the Company to compete, grow and transition to a manufacturing entity, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel with new skills and may require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of or inability to attract customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our wave energy converters is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small focused developers of wave energy converters, primarily in Europe and the US, such as Carnegie Clean Energy, Wello, CorPower Ocean, OceanEnergy, and Calwave. Our assessment is that we are similarly funded and have similar resources to our major competitors. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Accordingly, if one or more of our competitors commercialize products more rapidly or effectively than we are able to, that would adversely affect our competitive position, and give those entities a first mover advantage.

We rely on other companies to provide major components and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations both during our current product development phase, as well as after we transition to becoming an equipment manufacturer. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular components and subsystems.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party

providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Once we start equipment sales, we expect that customers will likely finance purchases of our products, namely wave energy converters.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates may impair customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is expected to be highly correlated with general economic conditions.

A substantial portion of our revenue will be tied to overall growth of the energy industry in general and the renewable energy industry in particular, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as environmental permitting. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, stricter enforcement of existing laws and regulations, could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Balakrishnan Nair and Tim Mundon who are President/Chief Technology Officer and Vice President of Engineering respectively. The Company has employment agreements with Balakrishnan Nair, and Tim Mundon although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Balakrishnan Nair, and Tim Mundon or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are currently dependent on, and in the future expect to depend on, a few major customers for a substantial portion of our net sales.

For example, during fiscal year ended December 31, 2019, the U.S. Department of Energy and State of Washington Department of Commerce accounted for 100% percent of our net revenues. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our revenue base, a significant portion of our revenue is derived from a relatively small number of sources. Consequently, a significant loss of business from, or adverse performance by, our major revenue sources, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant government contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, we have taken our best efforts to protect our intellectual property right, however the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no absolute assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain parts of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Balakrishnan Nair and Tim Mundon in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Balakrishnan Nair or Tim Mundon die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. currently, and expected to be subject to various types of taxes in the countries we choose to operate in in the future.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

During the fiscal year ended December 31, 2020, we generated 100% of our revenues from publicly funded R&D projects at the federal and state levels.

As a result, if public funding for projects decreases due to reduced federal or state funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected. However, this is not the long-term strategy for the Company, but is rather the current focus for the development of its product.

We could be prohibited from bidding on certain government contracts if we fail to maintain qualifications required by those entities.

In addition, government contracts can typically be canceled at any time with our receiving payment only for the work completed. The cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenues and cause our equipment to be idled for a significant period of time until other comparable work becomes available. Additionally, the timing of project awards is unpredictable and outside of our control. Project awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes.

Most of our project awards are determined through a competitive bidding process in which price is one of the determining factors.

We compete against multiple competitors in all of the markets in which we operate, most of which are local or regional operators. Some of our competitors are larger than we are, are vertically integrated, and/or have similar or greater financial resources than we do. As a result, our competitors may be able to bid at lower prices than we can as a result of their size or vertical-integration advantages. Government funding for public infrastructure projects is limited, thus contributing to competition for the limited number of public projects available. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins. In addition, in the event of a downturn, the competition for available public infrastructure projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

In some instances, including in the case of many of our current R&D contracts and expected future manufacturing contracts which may be fixed unit price contracts, we may guarantee that we will complete a project by a certain date.

Any failure to meet the contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages (the company generally avoids entering into such contracts with these liquidated damages), liability for our customer's actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation, and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Because our current and future employees and others may be in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces.

Therefore, safety is one of the primary focuses of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

The majority of our future revenues from equipment sales are expected to be are derived from fixed unit price contracts and lump sum contracts. Fixed unit price contracts may require us to

provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We will realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts may vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

- Failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;
- Contract or project modifications creating unanticipated costs not covered by change orders;
- Failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;
- Delays in quickly identifying and taking measures to address issues which arise during contract execution;
- Changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;
- Claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;
- Difficulties in obtaining required governmental permits or approvals;
- Availability and skill level of workers in the geographic location of a project;
- Citations issued by any governmental authority, including the Occupational Safety and Health Administration;
- Unexpected labor conditions or work stoppages;
- Changes in applicable laws and regulations;
- Fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and
- Mechanical problems with our machinery or equipment.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels.

Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with private sector contracts.

In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our future manufacturing operations may be subject to various environmental laws and regulations relating to the management, disposal, and/or remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water.
We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

We may be unable to procure equipment necessary for a project, particularly in any area of high demand either due to a lack of available funding, lack of covenant capacity under our credit facilities or equipment shortages in the marketplace.
As a result, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs and risks of completing the project. Furthermore, we may be unable to buy or rent the specialty equipment and tooling we require due to the limited number of manufacturers and distributors in the marketplace. We may bid for work knowing that we will have to rent equipment on a short-term basis and we include our assumptions of market equipment rental rates into our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment may require continuous maintenance, which we generally would expect to provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

Our future manufacturing operations may be subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation, remediation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment.
New laws and regulations, stricter enforcement of existing laws and regulations, or the imposition of new clean-up requirements could require us to incur significant costs or could become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for some or all of such clean-up and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs and such

unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our financial condition, results of operations and cash flows.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
The ongoing and evolving coronavirus (COVID-19) outbreak, designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the energy industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	15,000,000
Amount outstanding	2,339,155
Voting Rights	The majority holders of Common Stock have a right to elect three (3) Common Directors. Common Stockholders have additional rights to elect a director with the Preferred Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	28.13%

Type of security	Options *(authorized common stock reserved as part of incentive plan)*
Amount authorized	575,000
Amount outstanding	453,647
Voting Rights	Options are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as common stock, assuming such Options are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5.45%

Type of security	Warrants
Amount authorized	477,647
Amount outstanding	431,301
Voting Rights	Warrants are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as common stock, assuming such Warrants are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5.19%

Type of security	Series 1 Preferred Stock
Amount authorized	1,424,118
Amount outstanding	1,424,118
Voting Rights	The majority holders of Series 1 Preferred and Series 2 Preferred Stock have a right to elect a Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.47
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	19.60%

Type of security	Series 2 Preferred Stock
Amount authorized	880,687
Amount outstanding	880,687
Voting Rights	The majority holders of Series 1 Preferred and Series 2 Preferred stock have a right to elect a Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $0.86
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.59%

Type of security	Series 3 Preferred Stock
Amount authorized	3,600,000
Amount outstanding	2,183,440
Voting Rights	The majority holders of Series 3 Preferred stock have a right to elect a Series 3 Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.01
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	26.25%

Type of security	Series 3-B Preferred Stock
Amount authorized	1,000,000
Amount outstanding	397,835
Voting Rights	Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.01
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.78%

Type of security	Convertible Notes 75% Discount Factor $12,500,000 Valuation Cap
Amount authorized	$2,000,000 principal amount
Amount outstanding	$540,000 in principal plus accrued interest
Voting Rights	N/A
Anti-Dilution Rights	N/A
Interest rate and payment schedule	8% due upon maturity or conversion of note
Describe any collateral or security	None
Maturity date	November 16, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	See below.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of <u>at least $1 million</u>, the Notes' principal balance and interest due <u>will convert</u> into the equity securities sold in such equity financing at a price per share equal to the lesser of 75% of the equity financing price per share or $12.5 million divided by the number of fully diluted outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $1 million, the Notes' balance and interest may convert, at the option of the majority holders, into the equity securities issued in such equity financing at a price per share equal to the lesser of 75% of the equity financing price per share or $12.5 million divided by the number of fully diluted outstanding shares of the Company's common stock immediately prior to the equity financing.
Other material terms	Majority holders are the holders of fifty percent (50%) of the Convertible Notes issued as part of the series of similar notes.

Type of Security	Crowd Notes
Amount Issued	$395,495
Valuation Cap	$13,000,000
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Information	In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of Standard Preferred Stock equal to the lower of: (A) the product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap of $13 million by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Chase Business Card
Amount outstanding	$4,824.34
Interest rate and payment schedule	13.24% APR
Payment schedule	Payment is made monthly.
Other material terms	None

Type of debt	Deferred Officer Salary
Name of creditor	Oscilla Power, Inc.
Amount outstanding	$308,906.35
Interest rate and payment schedule	0% Payment is made when possible
Payment status	Not due until funds are available
Other material terms	The Company will not use funds from this crowdfunding offering to pay this debt.

Type of debt	Payroll Liabilities
Name of creditor	U.S. Treasury
Amount outstanding	$7,417.00
Interest rate and payment schedule	0% Payment is due when deferred salary is paid
Payment status	Will pay when due

Type of debt	Accounts Payable
Name of creditor	Patent Legal Fees
Amount outstanding	$22,676.45
Interest rate and payment schedule	0%
Payment schedule	Payment is made when possible.
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Notes	395,495	$395,495.00	Research and Development and General Corporate Purposes	June - November 2020	Reg CF
Convertible Notes	17	$540,000.00	General working capital, R&D, execution of company milestones	May 2016 – June 2017	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people/entities. Those are HiFunda LLC, Rahul Shendure, Paul Maskishian, Black Tip Investments, and Astrazone Ltd.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Paul Mashikian	27.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was a crowdfund offering through Microventures, where we raised $395,495 via crowd notes in June – November 2020. Prior to this raise, we conducted a $540,000 financing in May through June 2017. We are currently focusing on R&D/product development rather than generating revenue/profits. While we are not certain when or if we will generate profits in the future, and intend to devote our resources to completing the construction of and deploying our community scale and utility scale products in Hawaii and India respectively in 2020-2022, and anticipate starting to generate revenues from project developers after that.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: (i) Complete the construction of our first commercial (community-scale) prototype to be deployed in Hawaii; (ii) Obtain the necessary permits for deployment of our system in Hawaii; (iii) Continue the business development activities needed to secure local support and partial financing for deployment of our first utility-scale system in India; and (iv) Continue to maintain existing patents, prosecute pending patents, and file new patents.

The revenue increase from 2019 to 2020, as reflected in the financial statements attached hereto as Exhibit A, is a result of heightened equipment expense related to the construction of the Triton C prototype system to be deployed in Hawaii in 2021, which was reimbursed by DOE at 80%.

Liquidity and Capital Resources

The proceeds will be used for construction of the Triton C system and marketing, which are indispensable elements of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as of April 15, 2021 we have 419,588.06 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Grants from US DOE and State of Washington Dept of Commerce.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

We are constructing our community scale system, and as described in the use of funds, if the maximum amount is raised, we intend to allocate a majority of the proceeds to the construction and deployment of this system. Most of the funding for this activity is from the US DOE and State of Washington grants. In February 2021, we received provisional approval to move forward to the next phase of an ongoing project, which is expected to result in an additional $2.374 million in funding from the DOE. Upon official approval, we intend to leverage the additional capital to move to the deployment phase of our system.

We have informal arrangements with two of our vendors (one business consultant and one patent law firm) that they will zero out our prior balances if we continue to provide new business to them and are current in our payments for these new commitments.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Related Person/Entity	HiFunda LLC
Relationship to the Company	Company solely controlled by President, Balakrishnan Nair
Total amount of money involved	$52,746
Benefits or compensation received by related person	1,068,192 shares of Common Stock 21,332 shares of Series 1 Preferred Stock
Benefits or compensation received by Company	Cash and assignment of Intellectual Property pursuant to the Intellectual Property Assignment Agreement dated as of December 15, 2009.
Description of the transaction	HiFunda LLC owns shares of Common Stock and Series 1 Preferred Stock of the Company, and holds a convertible note

Conflicts of Interest

The Company has not engaged in any known transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Balakrishnan Nair
(Signature)

Balakrishnan Nair
(Name)

President and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Balakrishnan Nair
(Signature)

Balakrishnan Nair
(Name)

President and CEO
(Title)

April 30, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary

EXHIBIT A

Financial Statements

OSCILLA POWER, INC.

(a Delaware corporation)

Financial Statements for the calendar years ended

December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

February 8, 2021

To: Board of Directors, OSCILLA POWER, INC.
        Attn: Balky Nair
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of OSCILLA POWER, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 8, 2021

<h3 style="text-align:center">OSCILLA POWER, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements</h3>

		2020		2019
ASSETS				
Current Assets				
Cash and cash equivalents	$	242,385	$	145,279
Accounts receivable		152,252		85,167
Other current assets		169		--
Total current assets		394,806		230,445
Fixed assets, net of accumulated depreciation		3,310		6,377
Intangible assets, net of accumulated amortization		151,642		156,905
Investment in subsidiary		2,921		2,921
Total Assets		**552,679**		**396,648**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current Liabilities				
Accounts and credit cards payable		229,812		514,106
Accrued salary payable		316,323		316,323
Other current liabilities		758		758
Total Current Liabilities		546,893		831,186
Convertible notes payable		539,980		539,980
Interest payable		172,825		131,914
PPP loans payable		90,895		--
Note payable		388,339		--
Total Liabilities		1,738,932		1,503,080
SHAREHOLDER'S EQUITY				
Common Stock (15,000,000 authorized shares of $0.0001 par; 2,339,155 and 2,315,155 shares issued and outstanding as of December 31, 2020 and 2019)		234		232
Preferred Stock (6,904,805 authorized shares; 4,886,080 and 4,886,080 shares issued and outstanding as of December 31, 2020 and 2019)		489		489
Additional paid-in capital		4,953,512		4,944,849
Retained earnings		(6,140,489)		(6,052,412)
Total Shareholders' Equity		(1,186,253)		(1,106,841)
Total Liabilities and Shareholder's Equity	$	**552,679**	$	**417,531**

OSCILLA POWER, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 19,317	$ --
Operating expenses		
General and administrative, net of reimbursements	2,097,709	2,047,491
Research and development, net of reimbursements	2,441,994	447,020
Sales and marketing	105,987	2,203
Total operating expenses	(4,645,690)	(2,496,714)
Net Operating Income (Loss)	(4,626,373)	(2,496,714)
Vendor cost share reimbursement	4,331,334	769,498
Grant income	269,600	1,754,960
Other income (expense)	135	(47,631)
Interest income (expense), net	(49,904)	(50,908)
Depreciation (expense)	(224)	(3,045)
Amortization (expense)	(12,645)	(12,645)
Tax provision (benefit)	--	--
Net Income (Loss)	$ (88,077)	$ (86,485)

OSCILLA POWER, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
	# of shares	$	# of shares	$			
Balance as of January 1, 2019	**2,315,155**	**$ 232**	**4,886,080**	**$ 489**	**$ 4,994,100**	**$ (5,965,926)**	**$ (971,106)**
Adjustments to additional paid-in capital					(49,251)		(49,251)
Net income (loss)						(86,485)	(86,485)
Balance as of December 31, 2018	**2,315,155**	**$ 232**	**4,886,080**	**$ 489**	**$ 4,944,849**	**$ (6,052,412)**	**$ (1,106,841)**
Issuance of common shares	24,000	2			8,663		8,665
Net income (loss)						(88,077)	(88,077)
Balance as of December 31, 2019	**2,339,155**	**$ 234**	**4,886,080**	**$ 489**	**$ 4,953,512**	**$ (6,140,489)**	**$ (1,186,253)**


OSCILLA POWER, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements


	2020	2019
Operating Activities		
Net Income (Loss)	$ (88,077)	$ (86,485)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation and amortization	12,869	15,690
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(67,085)	144,318
(Increase) Decrease in other current assets	(169)	21,077
Increase (Decrease) in accounts and credit card payable	(284,294)	75,057
Increase (Decrease) in accrued salary payable	--	(44,000)
Increase (Decrease) in other current liabilities	--	200,115
Increase (Decrease) in interest payable	40,911	44,265
Net cash used in operating activities	(385,845)	370,037
Investing Activities		
Purchase / (release) of fixed assets	2,434	(1,916)
Costs of intellectual property	(7,382)	(139,841)
Investment in subsidiary	--	(1,520)
Net cash used in operating activities	(4,949)	(143,277)
Financing Activities		
Proceeds/(repayment) from notes payable and line of credit	479,234	(32,100)
Noncash prior period adjustment	--	(49,671)
Proceeds from common stock issuances	8,665	--
Net change in cash from financing activities	487,899	(81,771)
Net change in cash and cash equivalents	97,106	144,989
Cash and cash equivalents at beginning of period	145,279	290
Cash and cash equivalents at end of period	$ 242,385	$ 145,279

OSCILLA POWER, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

OSCILLA POWER, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 6, 2009. The Company operates as a leading research and development organization in the development of ocean wave technology. Upon successful completion of current research and development, the Company wishes to operate as a manufacturer in this energy market.

Since Inception, the Company is a development stage and has relied on securing loans, funding from founders and proceeds from product sales. As of December 31, 2020, the Company has incurred losses since inception. During the upcoming years, the Company is transitioning from being research and development focused to being an equipment vendor. These matters raise substantial concern about the Company's ability to continue as a going concern past its current government contracts. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and the receipt of funds from its government contracts. If the Company cannot secure additional capital, it may decide to delay projects until other funding can be secured. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in government priorities. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the

Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $242,385 and $145,279 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years. Amortization is provided using the straight-line method, based on the estimated useful life of the asset, if any.

The Company reviews the carrying value of assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020, the Company did not have any fixed assets and there was no impairment.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the accrual of services income and the Company records this revenue as the services are performed. As the Company's products become more technologically feasible, it may realize other revenue streams.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment either upon proper invoicing or within 30 day of the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $152,252 and $85,167 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a "C" corporation for US federal tax purposes. The Company filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates members of management per their compensation agreements.

Because the Company is held closely by management, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

In 2019 and in previous years, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations (the "Notes"). The notes accrue interest at the rate of 7 percent per annum. In 2020 management amended the maturity date of convertible notes occur on the second anniversary date of successful qualifying equity raise as outlined in the agreement. During 2020 and 2019, the Company has capitalized approximately $172,825 and $131,914, respectively interest related to the Notes.

These Notes convert at a ratio of 1:1 common stock and carry a discount factor of 75 percent. The notes and all accrued unpaid interest will automatically convert upon a qualified equity raise equaling $1,000,000 in proceeds. All holders have the option to convert the principal amount in addition to any unpaid accrued according to the convertible note agreements.

Additionally, in 2020, the Company borrowed approximately $90,000 in funds under the Paycheck Protection Program ("PPP") administered by the US Small Business Administration. The PPP loans are generally forgivable if specified terms of using the funds are met. The Company expects to meet these terms.

Also, in 2020, the Company received $388,339 in loan notes from a Regulation CF offering conducted on Microventures.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has common and preferred stock. The Company has 15,000,000 shares of common stock and 6,904,805 shares of preferred stock authorized.

The classes of stock have the following rights. Common stock shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of preferred stock in liquidation preference. The shares of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2009 and may not be generating cash from operations if the Company's owner and founder was paid a market-based rate of compensation. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – VENDOR COST SHARE

In 2020 and 2019, the company received $4,331,334 and $769,498 respectively in contributions towards their cost sharing obligations and reimbursement for ongoing United States Department of Energy (US DOE) contracts from various vendors and the State of Washington. The company has five agreements currently in place with US DOE, the latest of which will expire in May 2022. These agreements are stage-gated and the company will have to meet various technical milestones and fund-raising milestones to meet cost sharing obligations in order to continue to receive funding. Per these agreements, eighty cents on every dollar the company spends on approved contracts, per the agreements, are reimbursed and recognized by US DOE.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $674,505 of Crowd Notes in a securities offering intending to be exempt from registration under Regulation CF.

The Crowdfunded Offering is being made through Microventures, a FINRA approved Regulation CF portal. Microventures is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through February 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary



Unlocking the Potential of Ocean Wave Energy



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Unlocking the Potential of Wave Energy

**Oscilla aims to offer one of the first commercially attractive ocean wave energy convertors
= low cost + high efficiency + survivability**

- Global wave energy market projected to reach $21.65 Bn by 2027, representing a CAGR of 23.5% from 2019-2027[1]

- Engineered to create high energy production via multi-mode energy capture and high-efficiency conversion

- Designed to facilitate low-cost manufacturing in low-cost locations

- Patented submersible design was constructed for extreme survivability and continuous power generation

Raising funds to enable community-scale & utility-scale demonstrations

https://www.fiormarkets.com/report/wave-energy-market-by-energy-type-tidal-wave-418573.html



Company Overview

- Founded in 2009

- HQ and lab in Seattle, WA, USA

- Over $18 Million in non-dilutive grant funding commitments

- 2016 DOE Wave Energy Challenge prize finalist[1]

- Funding agencies include:

   

Source: https://www.energy.gov/eere/water/articles/us-department-energy-s-wave-energy-prize-announces-finalist-teams









OSCILLA power™

Experienced Management Team



Dr. Balky Nair

CO-FOUNDER/PRESIDENT

Experience with cleantech startups









EmiSense smart sensors – clean emissions

CERAMATEC TOMORROW'S CERAMIC SYSTEMS

Argonne NATIONAL LABORATORY

PhD WISCONSIN UNIVERSITY OF WISCONSIN–MADISON

BTech IIT Bombay

Rahul Shendure

CHAIRMAN/BOARD OF DIRECTORS

Experience with energy startups and business development









AMYRIS

BELLWETHER BIO

VENTURES WEST

BALLARD®

GE

MBA HARVARD BUSINESS SCHOOL

BS MIT

Dr. Tim Mundon

VP, ENGINEERING

Extensive wave energy technology experience



Kleinschmidt

HR Wallingford

PhD Wave Energy THE UNIVERSITY of EDINBURGH

BEng Elec. Eng. CARDIFF UNIVERSITY

Problem: Limitations to Renewable Energy Adoption

- Potential issues with wind and solar:

  - Poor utilization

  - Supply intermittency

  - Supply/demand mismatch

  - Poor predictability



Source: https://25waves.weebly.com/why-wave-power.html

Ocean Wave Energy Conversion

OSCILLA power™

Massive global resource



~2 TerraWatt global wave resource

Source: https://www.wavewaterworks.com/2019/12/21/renewable-energy-resource/

Peaks when other renewables are low

Source: https://books.google.com/books?id=ruCsDwAAQBAJ&pg=PA286&lpg=PA286#v=onepage&q&f=false



- Complements Solar & Wind
- Extremely predictable

Source: https://25waves.weebly.com/why-wave-power.html

Conventional wave energy power generation is expensive

Source: https://eandt.theiet.org/content/articles/2019/02/cheap-wave-energy-machine-promises-low-cost-electricity-for-100-households-per-unit/

Our Solution: OPI Triton Wave Energy Converter (WEC)

- Engineered for:

  - High-efficiency energy capture from waves

  - High-efficiency conversion to electrical energy

  - Design suitable for low-cost manufacturing

  - Survival in the most extreme storm conditions

  - Simple & low-cost installation approach

  - Minimal environmental impact





Technology Development

Laboratory Testing and Validation



1/30th scale survival testing

1/20th scale performance testing





1/60th scale concept development



TDU1 ocean test U.S. East coast

Small Scale Ocean Testing



TDU2 ocean test U.S. East coast



Large scale ocean testing



Triton C 100 kW ocean test, U.S. Hawaii

Department of Energy-Funded Deployment in Hawaii



ISO 1-6A
TRITON-C SURFACE FLOAT DECK PLATE REMOVED
NTS

- Community scale (100 kW) system
  - Designed for small communities on the U.S. West coast, Alaska, Hawaii, and remote islands
- Key Project partners:[1]



- Status:
  - Float and drivetrain construction being completed
  - Provisional approval received from DOE to proceed to deployment phase (with additional $2.374 M in additional funding)
  - System deployment expected: Q2 2021

Test location:
Kaneohe Bay (Hawaii)





Source: https://www.energy.gov/eere/water/project-profile-demonstration-advanced-multi-mode-point-absorber-wave-energy-conversion

Business Model



Sub-component suppliers

Sub-components

Oscilla Power

Power Generation Equipment (WECs)

Energy Project Developers

Electric Power

Corporates or Utilities

Oscilla Power anticipates selling Triton wave energy converter power generation equipment at $2.5 Million per 1 MW unit to energy project developers.

12 Triton – Development, Demo, & Commercialization Plan

OSCILLA power

TRITON-C
Community-Scale Wave Energy

Now

- Triton Wave Energy Architecture Concept Development
- Triton-C System design
- Triton-C System Construction
- Triton-C Prototype Demonstration (US Navy – Hawaii)
- 100 kW Triton-C Community-Scale Commercial Deployment & Commercial Sales
- Triton 1 MW Utility-Scale Design Development
- Triton 1 MW 1:6 Prototype Scale Design
- Triton 1 MW 1:6 Prototype Scale Construction & Testing
- 1 MW Triton (Commercial Scale) Design (India)
- 1 MW Triton (Commercial Scale) Construction & Demonstration (India)
- 1 MW Triton Utility-Scale Commercial Sales

TRITON
Utility-Scale Wave Energy

2014 - 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025

Funding Round



- Complete construction and deploy first commercial-scale unit: Community-scale Triton C system in (Hawaii)

- Continue world-wide patent protection and further research and development

- Campaign marketing






Oscilla Power aims to sell the first commercially attractive ocean wave energy system within a subset of the broader ocean wave energy market, a projected $21.65 Bn market by 2027

https://www.fiormarkets.com/report/wave-energy-market-by-energy-type-tidal-wave-418573.html



Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,



Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.